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                              SUPER 8 MOTEL UPDATE

                         VOL. 17 NO. 4/JANUARY 31, 1998

                           SUPER 8 MOTELS NORTHWEST II

                               FOURTH QUARTER 1997


                                  NATIONAL NEWS

                PRESIDENT WELLER REPORTS ON 1997 ACCOMPLISHMENTS

In an open letter to franchisees in November, Super 8 Motels President Robert Weller states, "With our rapid growth in diverse geographic areas, our loyal guests are now able to find a Super 8 Motel almost anywhere they travel. With over 1,600 motels now in operation, we are well on our way to reaching yet another milestone with 100,000 rooms in the chain."

Weller also is quick to point out that while location is important to guests, so too are attractive and modern buildings, room decor, and friendly service. Due to the importance of both exterior and interior modernization, Super 8 continues to assist and place emphasis on continued renovation of many of the older facilities.

                      PROGRESS REPORT HFS PROJECT POWER UP

Investors will recall last quarter's announcement of the $75 million investment that HFS is now making in state-of-the-art computer systems for all Super 8 Motels in the system.

A 20-week Phase One installation and training period commenced in January of this year. Systems are being installed at a rate of about 25 properties per week. Hardware, software, installation, and training are being closely monitored and refined where necessary.

In April, 1998, an accelerated schedule calls for 100 installations per week. Target date for completion of computer installation at all Super 8 Motels is July 1, 1999.

Details on the enhancements available through the new system are numerous and-include:

o  Integration of inventory management with the central reservation system
o  Improvement of yield management techniques and training On-line credit card
o  processing Property-to-property direct reservations Usage of customer
o  demographics for marketing and sales On-line training and operational manuals

Peninsula Management Northwest is currently negotiating with HFS to utilize one of our Northwest locations as a test site for installation, prior to the summer season of this year. Investors will be kept abreast of the project's results in subsequent newsletters.



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                         INTERNET SITE INTEREST GROWING
                                 WWW.SUPER8.COM

Super 8 guests and potential customers continue to discover and utilize the website introduced in 1996. During the fourth quarter of 1997, over 471,000 visited the site, an increase of 2048% compared to the same time period in 1996. Though this expanded usage is notable, the national marketing department projects that these numbers will triple or even quadruple in the spring of 1998, as travelers start mapping out their summer vacation lodging needs.

                                  REGIONAL NEWS

           WOODBURN, OREGON GRAND OPENING SIGNALS ROSEBURG DEVELOPMENT

After a successful November 21, 1997 Grand Opening for the Woodburn, Oregon Super 8 Motel, development efforts are now being focused in the direction of The Peninsula Group's Roseburg, Oregon site.

This site is at a highly visible location at a newly constructed I-5 interchange, located at the north end of the city of Roseburg. As site work is still in the preliminary stages, an actual construction start date - and hence a projected opening - will be announced in the April, 1998, edition of the Update. The project consists of an 88-room Super 8 Motel with pool, spa, elevator and conference room, as well as development pads for a family-style restaurant and fuel/food mart.

               PENINSULA MANAGEMENT NORTHWEST 1998 MOTEL BUSINESS
                      PLANS APPROVED BY BOARD OF DIRECTORS

Throughout the entire fourth quarter, all motel general managers, regional managers, and divisional heads conducted individual market studies in preparation for the 1998 motel business plans and budgets. Further, detailed appraisals of past operational programs, marketing campaigns, and personnel systems were written, as were finite inventories and inspections each motel's physical plant.

This preparation resulted in a complete 1998 Motel Operations Plan for each of the 26 motels operated by Peninsula Management Northwest, which plan was edited by the general manager in conjunction with his or her regional manager. Included are monthly guides and budgets for:

                 Staffing              Marketing
                 Advertising           Training
                 Outside Sales         Maintenance
                 Renovation            Quality Assurance
                 VIP Sales             Inventory
                 Wage Scales           Incentive Plans
                 Guest Satisfaction & Retention

The focus on the planning process is viewed by management as an important first step in maintaining and gaining our full share of the Northwest marketplace, in the face of ever increasing competition in the mid-tier budget motel industry. Management now turns its efforts




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during the first quarter of 1998 towards effective implementation of the plans at the local level, and to vigilant measuring of each program's success.

The business plans were approved, in concept, by the Board of Directors on December 22, with the understanding that monthly reviews will trigger action which adjusts or enhances plans towards the desired result.

                           SUPER 8 MOTELS NORTHWEST II

All three properties in Super 8 Motels NW II limited partnership ended the year with average daily room rates which exceeded 1996 rates. The rate was up by $.26 in Yakima, $2.54 in Portland and $4.25 in Bremerton. On the occupancy side, Yakima was down 5.2 occupancy points, Portland 3.4 points and Bremerton 29.6 points. But, of course, the major difference in Bremerton is the fact that there was no Navy contract business throughout the year. Thus, the room rate increases did not offset the lower occupancies. Total Revenues were down 10% for the year, of which the lack of Navy contract in Bremerton accounted for 80% of the decrease.

Overall, expenses were very well controlled with only Indirect Operating Expenses rising, principally as a result of increased business and property taxes. Net Income decreased in a consistent manner with the drop in revenues. Despite all of this, the partnership remains in a very strong financial position. As the Balance Sheet indicates, the cash position is strong, Current and Noncurrent Liabilities both decreased throughout the year, and partners' capital equity increased. In addition, all partners received a 10% per annum cash distribution on capital investment throughout the year.

During December, the lobby and office area at the Bremerton motel was renovated. There will be additional common area work, as well as some rooms renovated during the first quarter. In Portland and Yakima there will be a significant number of rooms renovated and common areas will be updated before the summer rush begins. Consideration is also being given to major exterior facelifts at all three properties to freshen them and provide a more modern exterior. In every property that we have completed such work, there have been significant occupancy increases. It is expensive, but apparently worth the investment.

You will find comparative occupancy and room rate charts enclosed, along with unaudited year-end financial statements. The CPA firm of Moss Adams is currently performing the 1997 year-end audit of the partnership books. The audited statement will be sent to you, along with your first quarter 1998 statements, in the April 30, 1998 newsletter.

Your check in the amount of $25.00 per partnership unit represents the fourth quarter 1997 distribution. This distribution equals a 10% annualized distribution for the quarter and brings total distributions for the year to $100.00 per partnership unit, or 10% per annum on invested capital.

Two items for your calendars:

1. You should receive your 1997 income tax information during the first several days in March. As always, it will be mailed not later than February 28. Should you not receive your information within a few days after February 28, please call the corporate office at 360-943-8000. You only need to leave your name, partnership interest, and proper address with the receptionist and she will forward the information to the Investor Relations Administrator.


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Please do not call for the information prior to the above noted date. The information is mailed to you immediately upon receipt from the tax preparer and we do not have the information before that date. Thank you for your help in this matter. 2. The annual Partnership Informational Meetings will be held as follows-.

DATE:          Thursday, May 21, 1998
TIME:          7:00 p.m.
LOCATION:      Portland Airport Super 8 Motel
               11011 N.E. Holman
               Portland, Oregon

        -OR-

DATE:          Tuesday, May 19, 1998
TIME:          8:00 p.m.
LOCATION:      SeaTac Super 8 Motel
               3100 South 192nd
               SeaTac, Washington

We appreciate your support of Super 8 Motels Northwest II. If you need a room at any Super 8 Motel, call SUPERLINE AT 1-800-800-8000 to book your reservation.





          THE OFFICIAL PUBLICATION OF THE PENINSULA GROUP INCORPORATED
            7515 Terminal St. SW, Tumwater, WA 98501 / (360) 943-8000

       Owners and operators of America's finest economy lodging serving 26 convenient Northwest locations:

   ALASKA: Anchorage - Fairbanks - Juneau - Ketchikan OREGON: Ashland - Bend -
                    Corvallis - Grants Pass - Klamath Falls

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  Portland International Airport - Redmond - *Roseburg - Salem - Wilsonville -
           Woodburn WASHINGTON: Bremerton - Ellensburg - Federal Way
   Ferndale - Kelso - Kennewick - Moses Lake - Olympia/Lacey - Port Angeles -
              Sea-Tac International Airport - Walla Walla - Yakima
                                  *Coming soon